RADICA GAMES LIMITED
                       ANNOUNCES AFFIRMATION OF JUDGMENT
                            BY THE COURT OF APPEALS

FOR IMMEDIATE RELEASE                     CONTACT: PATRICK S. FEELY
December 1, 1997                                   PRESIDENT & COO
                                                   (LOS ANGELES, CALIFORNIA)
                                                   (626) 744 1150

                                                   DAVID C.W. HOWELL
                                                   EXECUTIVE V.P. &CFO
                                                   (HONG KONG)
                                                   (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced that the United States Court of Appeals for the Ninth Circuit recently affirmed the judgment of the District Court in favor of the Company in the class action lawsuit that had been ongoing against the Company since 1994.

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